UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                SCHEDULE 13G/A
                                (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 2)



                                Lunar Corporation

                                 (Name of Issuer)


                                   Common Stock

                          (Title of Class of Securities)


                                    550362107

                                  (CUSIP Number)


                                February 11, 1991

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / /     Rule 13d-1(b)

     / /     Rule 13d-1(c)

     /X/     Rule 13d-1(d)



 CUSIP No.  098072101               13G

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 1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Richard B. Mazess, Ph.D.
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 2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)/ /

                                                                 (b)/x/
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 3)  SEC USE ONLY



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 4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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NUMBER OF SHARES         (5)  SOLE VOTING POWER...........1,520,510
BENEFICIALLY             (6)  SHARED VOTING POWER.........1,334,335
OWNED BY EACH            (7)  SOLE DISPOSITIVE POWER......1,520,510
REPORTING PERSON WITH    (8)  SHARED DISPOSITIVE POWER....1,334,335
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 9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,854,845
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10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      /x/
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11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     33.3%
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12)  TYPE OF REPORTING PERSON*

     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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 1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Marilyn Mazess
-----------------------------------------------------------------------------
 2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)/ /

                                                                 (b)/x/
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 3)  SEC USE ONLY


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 4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-----------------------------------------------------------------------------
NUMBER OF SHARES              (5)  SOLE VOTING POWER..................0
BENEFICIALLY                  (6)  SHARED VOTING POWER........1,334,335
OWNED BY EACH                 (7)  SOLE DISPOSITIVE POWER.............0
REPORTING PERSON WITH         (8)  SHARED DISPOSITIVE POWER...1,334,335
-----------------------------------------------------------------------------
 9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,334,335
-----------------------------------------------------------------------------
10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                 /X/
-----------------------------------------------------------------------------
11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     15.6%
-----------------------------------------------------------------------------
12)  TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


   This Amendment No. 2 ("Amendment No. 2") is being filed on behalf of Richard
B. Mazess, Ph.D. and Marilyn Mazess (collectively, the "Reporting Persons"). This Amendment No. 2 amends and supplements the Schedule 13G dated February 11, 1991 (the "Schedule 13G"), as filed with the Securities and Exchange Commission ("SEC") on behalf of the Reporting Persons and relating to the common stock, par value $.01 per share (the "Common Stock"), of Lunar Corporation.

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Item 1(a).     Name of Issuer:

               Lunar Corporation
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Item 1(b).     Address of Issuer's Principal Executive Offices:

               726 Heartland Trial
               Madison, Wisconsin 53717-1915
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Item 2(a).     Name of Person Filing:

               (a) Richard B. Mazess, Ph.D.
               (b) Marilyn Mazess
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Item 2(b).     Address of Principal Business Office or, if None, Residence:

               (a)       726 Heartland Trail
                         Madison, Wisconsin 53717-1915

               (b)       3534 Blackhawk Drive
                         Madison, Wisconsin 53705
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Item 2(c).     Citizenship:

               (a)-(b)   United States
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Item 2(d).     Title of Class of Securities:

               Common Stock, $.01 par value
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Item 2(e):     CUSIP Number:

               550362107
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Item 3.        If This Statement is Filed Pursuant to Rule 13d-1(b), or
               13d-2(b) or (c), Check Whether the Person Filing is a:

  (a) / / Broker or dealer registered under Section 15 of the Exchange Act;
  (b) / / Bank as defined in Section 3(a)(6) of the Exchange Act;
  (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act;
  (d) / / Investment company registered under Section 8 of the Investment Company Act;
  (e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
  (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
  (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
  (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
  (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
  (j) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.
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Item 4.   Ownership.

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a) Richard B. Mazess, Ph.D.

     (a) Amount beneficially owned:  2,854,845
     (b) Percent of class:  33.3%
     (c) Number of shares as to which such person has:
     (I)    Sole power to vote or to direct the vote:  1,520,510
     (ii)   Shared power to vote or to direct the vote:  1,334,335
     (iii)  Sole power to dispose or to direct the disposition of: 1,520,510
     (iv)   Shared power to dispose or to direct the disposition of:  1,334,335

   (b) Marilyn Mazess

     (a) Amount beneficially owned:  1,334,335
     (b) Percent of class:  15.6%
     (c) Number of shares as to which such person has:
     (I)    Sole power to vote or to direct the vote:  0
     (ii)   Shared power to vote or to direct the vote:  1,334,335
     (iii)  Sole power to dispose or to direct the disposition of:  0
     (iv)   Shared power to dispose or to direct the disposition of:  1,334,335

   Dr. Mazess expressly disclaims any beneficial ownership of securities held by David Mazess, his son. Dr. Mazess and Marilyn Mazess each beneficially owned at least 5% of the outstanding shares of Common Stock before such shares were registered pursuant to Section 12 of the Act.
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Item 5.   Ownership of Five Percent or Less of a Class.

                          Not applicable
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Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

   Dr. Mazess holds a total of 607,500 shares as custodian for his children (347,500 shares (4.1%) and 260,000 shares (3.0%), respectively). The children would have a right to receive the proceeds from a sale of the shares upon attaining majority.
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Item 7.   Identification and Classification of the Subsidiary Which Acquired
          the Security Being Reported on by the Parent Holding Company.

                          Not applicable
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Item 8.   Identification and Classification of Members of the Group.

                          Not applicable
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Item 9.   Notice of Dissolution of Group

                          Not applicable
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Item 10.  Certifications

                          Not applicable
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                                   SIGNATURE


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 8, 2000

By: /s/Richard B. Mazess
------------------------
    Richard B. Mazess


Dated: February 8, 2000

By: /s/Marilyn Mazess
---------------------
    Marilyn Mazess

                                   EXHIBIT 1

                            Agreement to File Jointly

          Pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the "Commission") under the authority of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree as of this 30th day of June, 1998 to file jointly with the Commission, a statement on Schedule 13G, including all amendments made thereto, relating to the beneficial ownership by the undersigned of certain shares of common stock of Lunar Corporation.



By: /s/Richard B. Mazess
-----------------------
    Richard B. Mazess


By: /s/Marilyn Mazess
--------------------
    Marilyn Mazess